CONFORMED

Securities and Exchange Commission
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2005

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

                    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)	Form 20-F	☒	Form 40-F	☐

                    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One)	Yes	☐	No	☒

                    (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIAS BACHOCO, S.A. DE C.V.
(Registrant)

Date: April 25, 2005	By	/s/ DANIEL SALAZAR FERRER, CFO

Bachoco Announces Its First Quarter Results

          GUANAJUATO, Mexico, April 25 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) (“Bachoco” or “the Company”), Mexico’s leading producer and processor of poultry products, today announced its unaudited results for the first quarter ended March 31, 2005. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of March 31, 2005.

First Quarter 2005 Highlights:
-- Company sales were Ps. 3,444.6 million, 10.8% higher when compared with the Ps. 3,108.3 registered in 1Q04.
-- Chicken sales increased by 14.0%, while sales of Swine and Balanced Feed had an increase of 22.1% and 16.1%, respectively, compared with 1Q04.
-- Gross margin was 28.9% for the quarter, compared to 16.1% during 1Q04.
-- EBITDA reached Ps. 691.5 million vs 186.0 million for 1Q04.
-- EPS of Ps. 1.67 for the quarter, compared to Ps. 0.22 in 1Q04

          Comments from the CEO:
          “Cristobal Mondragon, CEO of Bachoco, stated, “During this quarter the Mexican economy continued showing positive signs and the poultry industry benefited from more normalized raw material prices and stable supplies in the Mexican poultry markets.

          The efforts we have made to improve our processes, control our operating expenses and better serve our customers continued to yield favorable returns, and we are very satisfied with the results achieved for this quarter, which improved substantially with respect to the same quarter of 2004.

          Our volumes and sales showed an increase with respect to the same quarter of last year, particularly, chicken volumes sold increased 5.7% due to the completion of our grow-out projects at the Northwest and the Peninsula Complex. Table egg volumes also had an increase of 7.1% due to the additional production in the Sureste Complex.

          The Company reached an operating margin of 16.9%, substantially higher than the 2.7% reached in 1Q04.

          The financial situation of the Company remains strong with cash and cash equivalents of Ps. 3,021.5 million, while our debt remains at low levels. In addition, CAPEX continues to be financed entirely through resources generated by the Company’s operations. CAPEX for this quarter was Ps. 110.8 million.”

          First Quarter 2005 Results
          Net Sales
          Net sales for the quarter reached Ps. 3,444.6 million, an increase of 10.8% compared to Ps. 3,108.3 million reported for 1Q04. This positive change was mainly due to an increase of 14.0% in chicken sales, 22.1% in swine sales and 16.1% in balanced feed sales.

Net Sales by Product Line	1Q04%	1Q05%

CHICKEN	76.79%	79.38%
EGGS	12.69%	10.00%
BALANCED FEED	6.47%	6.81%
SWINE and OTHER LINES	4.04%	3.81%
TOTAL COMPANY	100%	100%

          Operating Results
          Bachoco’s gross margin was 28.9% in 1Q05, compared to 16.1% in 1Q04, mainly due to a recovery in prices in Chicken and Swine and a reduction in unit costs across all our product lines. Consequently, the Company’s operating margin was 16.9%, compared to 2.7% in the same quarter of 2004. EBITDA during the quarter reached Ps. 691.5 million.

          Taxes
          Taxes recognized by the Company during the quarter were Ps. 90.6 million.

          Net Income
          Net income for the three-month period ended March 31, 2005, was  Ps. 501.2 million. Earnings per share reached Ps. 1.67, compared to  Ps. 0.22 reported for the same period of 2004.

          Results by Business Segment
          Chicken
          Volume of chicken sold during the quarter increased by 5.7% with respect to the same quarter of last year. This increase was due to the completion of the two important projects that Bachoco had undertaken in the Northwestern and Peninsula complexes to expand the grow-out capacity. Along with this, we have had a more stable chicken supply, and demand remained at positive levels for the quarter, so our chicken prices increased by 7.9% compared with 1Q04.

          Table Eggs
          Table eggs sales decreased by 13.0% as a result of an 18.8% decrease in prices due to a larger supply in the industry, partially offset by an increase in volumes of 7.1% due to the additional production in our Sureste region. Bachoco continues to work on improving the sales mix by introducing pre-packaged products with high-brand identification.

          Balanced Feed
          Sales of balanced feed increased 16.1% with respect to the same quarter of last year as a result of a 17.5% increase in volume, partially offset by a decrease in prices of 1.2% compared with the same quarter of last year.

          Swine and Other Lines
          Swine sales increased 22.1% as a result of an increase of 12.0% in volume sold and a 9.0% increase in price. This was the result of improvements to our productivity and a better balance between supply and demand.

          Recent Events
          On February 23, 2005, the Company announced that it is evaluating the possibilities of a business relationship with Sanjor, a producer located in the Yucatan Peninsula. The Company expects to reach a conclusion in a couple of months.

          Company Description
          Industrias Bachoco S.A. de C.V. is Mexico’s leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico’s third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of $1.19 billion USD for 2004 divided among the Company’s four main product lines as follows: 78.82% chicken and chicken-related products, 6.62% balance feed, 10.66% table eggs, and 3.90% swine and other lines.

          Industrias Bachoco’s shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco’s website at http://www.bachoco.com.mx .

          This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(millions of constant pesos as of March 31, 2005,
and millions of U.S. dollars, except per share data)

	Three Months Ended

	March 31 2005(1)		March 31 2005		March 31 2004

Net Sales	US$	308	Ps.	3,445	Ps.	3,108
Cost of Sales		219		2,450		2,609
Gross Profit		89		995		499
Selling, general and administrative expenses		37		412		417
Operating Income		52		583		83
Comprehensive Financing Cost (Income)
Interest Expense (Income)		(3)		(35)		(23)
Foreign Exchange Loss (gain)		1		15		(2)
Gain from Monetary Position		1		9		(0)
Total Comprehensive Financing Cost (Income)		(1)		(10)		(26)
Other Income Net		(0)		(3)		(19)
Income before Provisions for Income Tax, Employee Profit Sharing and Minority Interest		53		590		89
Provisions for:
Income Tax and Asset Tax		(4)		(40)		(2)
Employee Profit Sharing		—		—		—
Deferred Income Taxes		(6)		(67)		(15)
Income before Minority Interest		43		483		72
Minority Interest		0		0		(2)
Net Income Before Bulletin B--1		43		483		70
Effects of Bulletin B--1		2		18		(5)
Net Income		45		501		65
Weighted Average Units Outstanding (in thousands)		299,853		299,853		299,826
Net Income per Unit		0.14		1.67		0.22
Dividend per Unit		—		—		—

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.177 per U.S. dollar, the noon buying rate at March 31, 2005.

Consolidated Condensed Balance Sheets
(millions of constant pesos as of March 31, 2005,
and millions of U.S. dollars, except per share data)

	March 31 2005 (1)		March 31 2005		Dec. 31 2004

ASSETS
Current Assets:
Cash and Cash Equivalents	US$	270	Ps.	3,022	Ps.	2,441
Accounts Receivable less Allowance for Doubtful Accounts		38		428		396
Inventories		186		2,077		1,697
Other Current Assets		16		177		241
Total Current Assets		510		5,704		4,774
Net Property, Plant and Equipment		730		8,163		8,933
Other Non Current Assets		33		365		319
Total Non Current Assets		763		8,528		9,252
TOTAL ASSETS	US$	1,273	Ps.	14,232	Ps.	14,026
LIABILITIES
Current Liabilities
Notes Payable to Banks	US$	8	Ps.	91	Ps.	104
Trade Accounts Payable		54		603		466
Other Accrued Liabilities		22		247		216
Total Current Liabilities		84		942		786
Long-Term Debt		6		65		76
Labor Obligations		7		77		57
Deferred Income Taxes		153		1,711		1,755
Total Long-Term Liabilities		166		1,853		1,887
TOTAL LIABILITIES	US$	250	Ps.	2,795	Ps.	2,674
STOCKHOLDERS’ EQUITY
Capital stock		185		2,073		2,147
Premium in Public Offering of Shares		53		597		677
Retained Earnings		1,120		12,518		12,231
Net Income for the Year		45		501		734
Deficit from Restatement of Stockholders’ Equity		(289)		(3,230)		(3,314)
Reserve for Repurchase of Shares		20		221		160
Minimum Seniority Premium Liability Adjustment		0		0		(1)
Effect of Deferred Income Taxes		(114)		(1,278)		(1,324)
Total Majority Stockholders’ Equity		1,020		11,402		11,310
Minority Interest		3		35		43
TOTAL STOCKHOLDERS’ EQUITY		1,023		11,437		11,352
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	US$	1,273	Ps.	14,232	Ps.	14,026

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.177 per U.S. dollar, the noon buying rate at March 31, 2005.

Condensed Consolidated Statements of Changes in Financial Position
(millions of constant pesos as of March 31, 2005,
and millions of U.S. dollars)

	Three Months Ended

	March 31 2005(1)		March 31 2005		March 31 2004

OPERATING ACTIVITIES:
Net Income	US$	45	Ps.	501	Ps.	65
Adjustments to Reconcile Net Income to Resources
Provided by Operating Activities:
Depreciation and Others		10		109		103
Changes in Operating Assets and Liabilities		20		219		387
Deferred Income Taxes		1		17		(10)
RESOURCES PROVIDED BY OPERATING ACTIVITIES		76		846		545
FINANCING ACTIVITIES:
Increase of Capital Stock		0		0		0
Proceeds from Long-Term Debt		0		0		0
Proceeds from Short-Term Debt		7		78		84
Repayment of Long-Term Debt and Notes Payable		(8)		(93)		(52)
Decrease in Long-Term Debt in Constant Pesos		(0)		(1)		(2)
Cash Dividends Paid		—		—		—
RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES		(2)		(17)		29
INVESTING ACTIVITIES:
Acquisition of Property, Plant and Equipment		(10)		(111)		(164)
Minority Interest		(1)		(6)		(2)
Others		(4)		(47)		(61)
RESOURCES USED IN INVESTING ACTIVITIES		(15)		(164)		(227)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		59		665		347
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		211		2,357		1,664
CASH AND CASH EQUIVALENTS AT END OF PERIOD	US$	270	Ps.	3,022	Ps.	2,011

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.11.177 per U.S. dollar, the noon buying rate at March 31, 2005.

SOURCE  Industrias Bachoco, S.A. de C.V.
          -0-                              04/25/2005
          /CONTACT:  Investors, in Mexico, Daniel Salazar Ferrer, CFO, of Industrias Bachoco, +011-52-461-61-835-55; or in New York, Kevin Kirkeby,
+1-646-284-9416, or kkirkeby@hfgcg.com, or Lauren Puffer, +1-646-284-9426, or lpuffer@hfgcg.com, both of HF Global Consulting Group for Industrias Bachoco/
          /First Call Analyst: /
          /FCMN Contact: kkirkeby@hfgcg.com /
          /Web site:  http://www.bachoco.com.mx /